               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1999

                               OR

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

SIGNATURE

	The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                              By:  /s/  PHILIP C. JOHNSON
                                     Philip C. Johnson
                               The Benefits Committee Member
						 and Senior Director -
 Benefits & Compensation
 Wm. Wrigley Jr. Company


Date: June 22, 2000

Financial Statements
and Supplemental Schedules

Special Investment and Savings Plan
for Wrigley Employees

Years ended December 31, 1999 and 1998
with Report of Independent Auditors

Employer Identification #36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Financial Statements and Supplemental Schedules
Years ended December 31, 1999 and 1998



CONTENTS

Report of Independent Auditors	1

Financial Statements

Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment
Purposes at End of Year	12
Schedule H, Line 4j - Schedule of Reportable Transactions	13

Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
for Wrigley Employees

We have audited the accompanying statements of assets available for benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 23, 2000
Chicago, IL							/s/  Ernst & Young LLP


EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Statements of Assets Available for Benefits



	   DECEMBER 31
	1999	1998
ASSETS

Investments, at fair value	$397,674,989	$448,981,035
Assets available for benefits	$397,674,989	$448,981,035

See notes to financial statements.



EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Statements of Changes in Assets Available for Benefits


	YEAR ENDED DECEMBER 31
	   1999	       1998
Interest and dividends	$  12,527,304	$  10,905,679
Net realized and unrealized (depreciation)
   appreciation in fair value of investments	  (14,856,090)	   45,501,947
Contributions:
Employer	    3,320,550	    3,201,618
Participants	    9,603,832	    9,588,579
Distributions to participants	  (61,851,009)	  (48,866,447)
Forfeitures, allocable to future employer
    contributions	      (50,633)	      (57,716)
Net (decrease) increase	  (51,306,046)	   20,273,660
Assets available for benefits, at beginning
    of year	  448,981,035	  428,707,375
Assets available for benefits, at end
    of year	$ 397,674,989	$ 448,981,035

See notes to financial statements.


EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements

Years ended December 31, 1999 and 1998

1.  DESCRIPTION OF THE PLAN

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan), and is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

PARTICIPATION AND CONTRIBUTIONS

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 1998, employees are eligible to participate in the Plan the first of the month following or coincident with their hire date. Prior to January 1, 1998, employees were generally eligible after one year of service. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service (IRS). Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary. All Employer contributions are invested in the Wrigley Stock Fund.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)

1.  DESCRIPTION OF THE PLAN (CONTINUED)

Participant and Employer contributions for the two years ended December 31, 1999, were as follows:






		1999		1998
	EMPLOYER	PARTICIPANTS	EMPLOYER	PARTICIPANTS
Wm. Wrigley Jr. Company	$2,762,447	$8,150,568	$2,653,575	$7,996,460
L. A. Dreyfus Company	   231,963	   614,710	   237,261	   645,598
Amurol Products Company	   297,791	   750,972	   281,523	   823,290
Northwestern Flavors, Inc.	    28,349	    87,582	    29,259	   123,231

	$3,320,550	$9,603,832	$3,201,618	$9,588,579





The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

LOANS

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate minus 1% (effective October 1, 1999, the interest rate on loans was changed to the prime rate).

INVESTMENT OPTIONS AND TRANSFERS

Upon enrollment in the Plan, a participant may direct employee contributions, in 5% increments, in any of nine investment options.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)

1.  DESCRIPTION OF THE PLAN (CONTINUED)


Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

VESTING

Effective January 1, 1998, due to change in eligibility, a participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after five years of service. Prior to January 1, 1998, participants vested after four years of participation in the Plan (at the rate of 25% for each year). A participant also becomes fully vested after one of the following events: death, or termination of employment if the participant: (i) retires after reaching age 55; (ii) is permanently disabled; or (iii) enters the Armed Forces of the United States. Participants are always fully vested in their tax-deferred and regular deposit accounts.

WITHDRAWALS

Active participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

DISTRIBUTIONS TO PARTICIPANTS

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)

1.  DESCRIPTION OF THE PLAN (CONTINUED)

CHARGES AND DEDUCTIONS

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants would automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company Common Stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's Common Stock. Participant loans are valued at cost which approximates fair value.

CONTRIBUTIONS

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

INCOME RECOGNITION

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain reclassifications have been made to the 1998 financial statements to conform to 1999 presentation.

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:



	    DECEMBER 31
	1999	1998
Putnam Stable Value Fund	$     -	$  34,639,540
Putnam Growth and Income Fund	 22,274,174	            -
Putnam Vista Fund	 21,941,121	            -
Wm. Wrigley Jr. Company common stock*	254,119,815	  308,913,888
Wm. Wrigley Jr. Company Class B common stock*	 44,823,987	   58,346,924
*Nonparticipant-directed.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)

3.  INVESTMENTS (CONTINUED)

During 1999 and 1998, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:



	YEAR ENDED DECEMBER 31
	   1999	       1998
Mutual funds	$   9,939,968	$  2,384,920
Wm. Wrigley Jr. Company common stock*	  (24,796,058)	  43,117,027

	$(14,856,090)	$ 45,501,947
*Nonparticipant-directed.



4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Wrigley Stock Fund is as follows:










	DECEMBER 31
1999 1998
Net assets:
Wm. Wrigley Jr. Company common stock	$254,119,815	$308,913,888
Wm. Wrigley Jr. Company Class B common stock	  44,823,987	  58,346,924
Cash	           -	      20,421

Total	$298,943,802	$367,281,233


	YEAR ENDED DECEMBER 31
	1999	1998
Changes in net assets:
Dividends and interest	$   4,975,154	$  5,464,429
Net realized and unrealized (depreciation)
    appreciation in fair value of investments	  (24,796,058)	  43,117,027
Participant contributions	    4,932,766	   5,005,536
Employer contributions	    3,320,550	   3,201,618
Distribution to participants	  (42,105,408)	 (29,105,041)
Forfeitures	      (49,624)	     (57,716)
Interfund transfers	  (14,614,811)	 (13,903,702)

Total	$ (68,337,431)	$ 13,722,151


Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)


5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:



	      DECEMBER 31
	1999		1998
Assets available for benefits per the
    financial statements	$397,674,989	$448,981,035
Amounts allocated to withdrawing participants	 (30,308,056)	 (23,572,112)

Assets available for benefits per the Form 5500	$367,366,933	$425,408,923


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	YEAR ENDED DECEMBER 31
	1999		1998
Benefits paid to participants per the
    financial statements	$61,851,009	$48,866,447
Add:  Amounts allocated to withdrawing
    participants at end of year	 30,308,056	 23,572,112
Less:  Amounts allocated to withdrawing
    participants at beginning of year	(23,572,112)	(26,508,659)

Benefits paid to participants per the Form 5500	$68,586,953	$45,929,900





6.  FEDERAL INCOME TAX STATUS

The IRS ruled July 18, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present
income tax law.   The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Special Investment and Savings Plan
for Wrigley Employees

Notes to Financial Statements  (continued)

6.  FEDERAL INCOME TAX STATUS (CONTINUED)

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which such amounts are distributed. Generally, whenever a participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of distribution. When a participant receives a lump-sum distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The unrealized appreciation on Wm. Wrigley Jr. Company Common Stock distributed in a lump-sum distribution or attributable to a participant's regular deposit account contributions in any other distribution will not be subject to federal income tax at the time of distribution but will, to the extent realized, be taxable upon disposition of such shares.

Supplemental Schedules

EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Schedule H, Line 4i - Schedule of Assets Held for
Investment Purposes at End of Year

December 31, 1999






	NUMBER		CURRENT
IDENTITY OF ISSUE	OF SHARES	COST	VALUE

Putnam Fiduciary Trust Company
  Shares of registered investment
  companies:
     Putnam Growth & Income Fund (1)	1,187,956	*	$  22,274,174
     Putnam Vista Fund (1)	1,256,651	*	   21,941,121
     Putnam Income Fund (1)	  421,487	*	    2,680,655
     Putnam OTC & Emerging Growth Fund (1)	  204,951	*	    7,585,253
     Putnam International Growth Fund (1)	  250,977	*	    7,449,006
     Putnam Investors Fund (1)		  410,825	*		    7,867,308
     Putnam Money Market Fund (1)	17,832,997	*		   17,832,997
     Putnam U.S. Government Income Trust (1)  185,279	*	    2,286,344

Wm. Wrigley Jr. Company (1)		3,063,992 shares of
						    Common Stock	   $87,809,839	 254,119,815

Wm. Wrigley Jr. Company (1)		540,455 shares of
						Class B Common Stock   1,375,667	  44,823,987

Participants' loans			Loans receivable with
						varying maturities and
						interest rates ranging
						from 5% to 9.5%				   8,814,329

				$397,674,989

(1) Putnam Investments and the Wm. Wrigley Jr. Company are parties in interest.
*Disclosure of historical cost information is not required for participant-directed investments.


EIN 36-1988190
Plan #004

Special Investment and Savings Plan
for Wrigley Employees

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 1999




                                                                                           CURRENT
                                                                                           VALUE OF
                                                                                           ASSET ON
                                                      PURCHASE    SELLING      COST        TRANSACTION    NET GAIN
IDENTITY OF PARTY INVOLVED   DESCRIPTION OF ASSETS     PRICE      PRICE      OF ASSET         DATE        (LOSS)

Category (iii) -  Series of transactions in excess of 5% of Plan assets at the beginning of the year

Wm. Wrigley Jr. Company      Wrigley Common Stock    $46,572,435  $       -    $46,572,435   $46,572,435    $         -
			      -     60,360,619  36,014,971    60,360,619      24,345,648

There were no category (i), (ii), or (iv) reportable transactions during 1999.


Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company of our report dated May 23, 2000, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1999.




June 22, 2000
Chicago, IL							/s/  Ernst & Young LLP